

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 16, 2008

By US Mail and Facsimile

John D. Gibbons
Senior Vice President and Chief Financial Officer
W&T Offshore, Inc.
Nine Greenway Plaza, Suite 300
Houston, TX 77046-0905

> **Re:** **W&T Offshore, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 9, 2007**
> **File No. 001-32414**

Dear Mr. Gibbons:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director